File 82-4555

BLACKROCK

03045001

November 24, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Interim Report for the nine months ended September 30, 2003.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

SEC MAIL RECEIVED PROCESSING
DEC 05 2003
WASH, D.C. 155

12/8


BUILDING VALUE THROUGH
HEAVY OIL
BLACKROCK
VENTURES INC.

File # 82-4555

Q3 Quarterly Report

For the nine months ending September 30, 2003

Highlights

Highlights of activities during the three months ended September 30, 2003 were:

- Production averaged 4,190 barrels of oil per day, 29 percent higher than the second quarter and 18 percent higher than the third quarter last year.
- Resumed development drilling on the Central block at Seal, where 23 horizontal wells have been drilled year to date, with 100 percent success.
- Revenues increased to $7.2 million for the quarter compared to $5.4 million in the second quarter; cash flow improved to $3.7 million; net earnings increased to $0.9 million.
- Construction of a 10,000 barrel per day battery at Seal is underway; completion is set for late in the fourth quarter of 2003.
- BlackRock is scheduled to construct a 50,000 barrel per day Seal-area pipeline this winter. The project is awaiting regulatory approval.

Financial	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
(in thousands, except per share amounts)				
Revenue[1]	$ 7,201	$ 7,870	$ 21,039	$ 19,076
Cash flow	$ 3,707	$ 4,125	$ 10,314	$ 9,522
Per share	$ 0.05	$ 0.06	$ 0.14	$ 0.15
Net earnings	$ 881	$ 1,639	$ 3,074	$ 3,235
Per share	$ 0.01	$ 0.02	$ 0.04	$ 0.05
Capital expenditures	$ 7,897	$ 2,052	$ 21,722	$ 7,746
Working capital	$ 25,288	$ 33,125	$ 25,288	$ 33,125
Common shares outstanding (000s)	73,263	72,157	73,263	72,157
Operating				
Sales (boe/day)				
Conventional properties	3,673	3,059	3,183	2,932
Hilda Lake	517	498	470	501
	4,190	3,557	3,653	3,433
Average prices ($/bbl)				
Conventional properties	$ 21.31	$ 27.97	$ 24.22	$ 23.83
Hilda Lake	$ 22.69	$ 24.93	$ 24.67	$ 20.98

[1] The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

SEAL

Central Block

After shutting down drilling operations in May due to spring break-up and heavy rainfall, development drilling recommenced in late July. During the third quarter, BlackRock drilled 11 horizontal wells on the Central block, bringing the total number of horizontal wells drilled on this block in 2003 to 23. The time required to drill each well has improved and as a result BlackRock plans to drill 33 wells on the Central block in 2003 rather than the 27 originally planned. The Company expects to drill an additional 35-40 wells in 2004 on the Central block, where BlackRock has a 50 percent working interest. Each of the horizontal wells drilled to date and brought on production so far in 2003 are capable of producing at rates in excess of 200 barrels of oil per day.

East Block

During the third quarter, BlackRock filed a development application for the East block with the Alberta Energy Utilities Board, which will result in the drilling of up to 66 horizontal development wells. BlackRock has an average 75 percent working interest in the East block program, which is expected to commence later in 2004 after the Central block development is completed.

Other Blocks

After spring break-up the horizontal well that was drilled last winter on the Northern block was put back on production. The well produced at peak rates of 220 barrels of oil per day, but is currently constrained to 110 barrels of oil per day due to poor road conditions. This winter BlackRock plans to drill three vertical delineation wells on the Northern block which will provide us with the information to prepare a development plan for the area.

The Peace River block will be delineated this winter with four vertical stratigraphic wells in order to determine the size and thickness of this pool. In addition, we will reactivate the successful horizontal well drilled last winter.

Up to two horizontal wells will be drilled this winter on the Peace River North block following last year's discovery of moveable heavy oil.

In addition, BlackRock has identified one additional prospective block of land which we have called the Cadotte block. We will drill up to three vertical evaluation test wells on the Cadotte block this winter.

Infrastructure

During the third quarter, BlackRock commenced construction of a 10,000 barrel per day heavy oil processing facility at Seal. The battery, which is estimated to cost $11.5 million, is approximately 50 percent constructed and will be completed and operational by year-end. The facility is designed to expand to 15,000 barrels per day. BlackRock will have a 50 percent working interest in the facility. We estimate that the battery will provide a $2.50 per barrel increase in field netbacks at Seal as a result of reduced trucking expenses and the elimination of third-party processing costs.

BlackRock and its partners are waiting for regulatory approval to construct a 50-mile, 12-inch heavy oil pipeline from the Seal area to the Nipisi terminal on the Rainbow pipeline system. Once on the Rainbow system, crude oil will be shipped to Edmonton and into the U.S. Midwest. BlackRock will also be installing a 6-inch condensate line that will transport condensate from the Nipisi Terminal to the Seal area for blending with the crude oil. The estimated cost of these pipelines and the associated infrastructure is $36 million, with BlackRock having a 45 percent working interest.

The pipeline will have a capacity of 50,000 barrels of oil per day with the ability to expand to 58,000 barrels per day when required. Construction will begin this winter, with an anticipated start-up in mid-2004. We estimate that the pipeline will provide an additional $2.50 - $3.00 per barrel improvement in field netbacks at Seal as a result of reduced trucking costs. In addition, the pipeline will eliminate production disruptions caused by spring break-up and during periods of heavy rain.

Hilda Lake SAGD Pilot

The pilot continues to operate at production rates of about 500-550 barrels of oil per day. The pilot has been in operation for six years and, even with restricted steam injection rates, we have recovered over one million barrels of oil. We had previously advised that our gas reserves on the lease, which are used to operate the steam generators, are depleted and that we would need to buy gas as early as this past summer. Although we have not yet purchased any gas, we expect to buy up to one million cubic feet of gas per day early next year.

We are continuing to work on the commercial development application at Hilda Lake. BlackRock anticipates receiving regulatory approval for the commercial project in late 2003 or early next year. The Hilda Lake commercial project is expected to recover more than 190 million barrels of heavy oil over a 25 year project life.

Lloydminster

At Lloydminster, BlackRock drilled three wells during the third quarter, all cased heavy oil wells. Production from the summer drilling program has added approximately 200 barrels of oil per day net to BlackRock, primarily from wells at Marsden and Pike's Peak. BlackRock has an eight-well program planned for the fourth quarter, with most of the wells located in the Marsden and Forestbank areas.

In addition, late in the third quarter, BlackRock sold its interests in the Eagle Creek area for $3.8 million. At the time of the sale the field was producing approximately 250 barrels of oil equivalent per day net to BlackRock.

Production

Oil production for the three months ended September 30, 2003 was 4,190 barrels per day, a 29 percent increase from the second quarter this year and an 18 percent increase from the comparable quarter last year. The increase in production is almost entirely attributable to development drilling in the Seal area during 2003. Current production from our conventional properties (which excludes Hilda Lake) is approximately 4,000 barrels per day and with continued drilling at Seal in the fourth quarter we expect to reach our year-end exit target rate of 5,500 barrels of oil.

AVERAGE DAILY PRODUCTION

	Three months ended September 30,		Nine months ended September 30,	
(bbls/d)	**2003**	2002	**2003**	2002
Seal	**1,683**	786	**1,118**	801
Lloydminster	**1,990**	2,273	**2,065**	2,131
	3,673	3,059	**3,183**	2,932
Hilda Lake	**517**	498	**470**	501
	4,190	3,557	**3,653**	3,433

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002. MD&A contains the term cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

BUSINESS ENVIRONMENT

The benchmark West Texas Intermediate (WTI) oil price was 4 percent higher in the third quarter compared to the second quarter, averaging US$30.20 per barrel. Year to date, the WTI price has averaged US$31.00 per barrel in 2003 compared to US$25.39 in 2002. Low oil inventories, the Iraqi war, OPEC production cuts and increasing demand due to economic expansion, especially from Asian countries, have all contributed to strong oil prices in 2003.

Heavy oil prices, although stronger, have not increased at the same rate as WTI prices. The WTI/Bow River Heavy price differential widened in the third quarter to US$8.02 per barrel from US$6.39 per barrel in the second quarter. For the first nine months of 2003, the differential averaged US$7.20 compared to US$5.34 per barrel in 2002. Lower asphalt demand and increased heavy oil production contributed to the higher heavy oil differential this year.

Offsetting the increases in oil prices this year has been the stronger Canadian dollar relative to the U.S. dollar. The U.S./Cdn. dollar exchange rate has averaged $0.702 in 2003 compared with $0.637 for the same period in 2002. This has reduced the Canadian dollar price received for our crude oil sales.

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
WTI Crude Oil Price (US$)	**30.20**	28.91	33.86	28.14	28.27	26.25	21.64
Bow River Heavy differential (US$)	**8.02**	6.39	7.50	7.62	5.38	5.41	5.17
Bow River reference price as a % of WTI	**73**	78	78	73	81	79	76
Average exchange rate	**0.72**	0.72	0.66	0.64	0.64	0.64	0.63
BlackRock average wellhead price (Cdn$)	**$ 21.31**	$ 21.11	$ 30.65	$ 23.63	$ 27.97	$ 23.37	$ 19.51

While prices in the future are anticipated to moderate from current levels, OPEC's recent announcement of further production cuts, low inventories and increased demand are likely to result in continuing strong oil prices compared to five year historical averages. The forward market for WTI oil for the next twelve months is US$28.52 per barrel.

WTI/Bow River Heavy price differentials have continued to widen in the fourth quarter, currently in the US$9-$9.50 per barrel range. The differential typically widens after the summer due to reduced demand for asphalt. The forward market for WTI/Bow River heavy oil differentials for 2004 is approximately US$7.50 per barrel.

Results of Operations

REVENUES

	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Revenues ($000s)	**7,201**	5,375	7,870	**21,039**	19,076
Average price (C$/bbl)	**21.31**	21.11	27.97	**24.22**	23.83
Production (boe/day)	**3,673**	2,798	3,059	**3,183**	2,932

Gross revenues in the third quarter of 2003 increased 34 percent from the second quarter. This increase reflects higher oil production during the period from our Seal core area. In the third quarter, crude oil production averaged 3,673 barrels per day, a 31 percent increase over the second quarter average of 2,798 barrels per day. The average realized sales price of $21.31 in the third quarter was virtually the same as the second quarter.

Compared to the third quarter last year, production has increased 20 percent. Despite this increase in production, revenues in the third quarter were down 9 percent from the third quarter of 2002. The decrease was due to a lower realized sales price caused primarily by:

- Wider WTI/Bow River Heavy price differentials (US$8.02/bbl vs. US$5.38/bbl).
- Improved U.S./Cdn. dollar exchange rate ($0.72 vs. $0.64).
- Higher proportion of overall production derived from the Seal area, which receives a lower price due to higher transportation costs and quality differences of the oil.

ROYALTIES

	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Royalty expenses ($000s)	**939**	928	1,265	**3,303**	3,183
Royalty $/boe	**2.78**	3.64	4.49	**3.80**	3.98
Royalty rate	**13%**	17%	16%	**16%**	17%

Royalty expense in the third quarter of 2003 was flat with the second quarter; however, the average royalty rate decreased from 17 percent to 13 percent. The rate drop reflects the low oil sands rate of roughly 1 percent attributable to the increased revenues from our Seal area. It is anticipated that the royalty rate will continue to trend downward as more of our activities and revenues will be derived from the Seal area.

OPERATING COSTS

	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Operating costs ($000s)	**2,263**	1,969	2,035	**6,179**	4,985
$/boe	**6.70**	7.73	7.23	**7.11**	6.23

Operating costs were $0.3 million higher in the third quarter compared to the second quarter, which reflects increased oil production during the period. However, on a per barrel basis, operating costs decreased to $6.70 per barrel. This decrease is, again, attributable to our lower cost Seal production becoming a more significant proportion of our total production.

GENERAL AND ADMINISTRATIVE COSTS

	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
G&A expense ($000s)	**317**	476	315	**1,284**	1,045
$/boe	**0.94**	1.87	1.12	**1.48**	1.31

Administrative costs for the nine months ended September 30, 2003 have increased from last year due to higher staff levels and higher incentive compensation payments this year.

Costs in the third quarter were lower than the second quarter due principally to higher overhead recoveries from increased drilling activities.

DEPLETION AND DEPRECIATION EXPENSE

	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Total expense (000's)	**2,245**	1,670	1,405	**5,691**	4,050
$/boe	**6.64**	6.56	5.00	**6.55**	5.06

For the nine months ended September 30, 2003, depletion and depreciation expense is higher than last year due to higher production levels. The higher per barrel rate of $6.55 this year is due, in part, to non-recurring infrastructure costs related to our Seal development.

TAXES	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Capital tax and Saskatchewan Resource Surcharge ($000s)	**184**	223	272	**673**	619
Future tax provision (recovery)($000s)	**581**	(161)	1,081	**1,549**	2,237

The Company does not expect to pay cash income taxes in 2003. The future tax provision in the third quarter was higher than the second quarter as a result of a non-recurring benefit of $0.4 million recorded in the second quarter related to the recent changes in resource taxation in Canada. These changes, to be phased in over five years, include the reduction in the federal tax rate by 7 percent, the elimination of the resource allowance deduction and the introduction of a deduction for Crown royalties.

HILDA LAKE SAGD PROJECT	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Production (boe/day)	**517**	461	498	**470**	501
Average price (Cdn$/bbl)	**22.69**	21.74	24.93	**24.67**	20.98
Net operating revenues ($000s)	**459**	299	710	**1,453**	1,568

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the third quarter of 2003, the project sold an average of 517 barrels of oil per day, generating net revenues of $0.5 million (2002 - $0.7 million).

NET EARNINGS AND CASH FLOW	2003 Q3	2003 Q2	2002 Q3	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Net earnings ($000s)	**881**	503	1,639	**3,074**	3,235
Per share	**0.01**	0.01	0.02	**0.04**	0.05
Cash flow from operations ($000s)	**3,707**	2,012	4,125	**10,314**	9,522
Per share	**0.05**	0.03	0.06	**0.14**	0.15

Net earnings and cash flow from operations in the third quarter increased over the second quarter due principally to increased revenues generated from higher oil production and lower per barrel royalty and operating costs.

NETBACK SUMMARY ($/boe)	2003		2002	Nine months ended September 30,	
	Q3	Q2	Q3	2003	2002
Revenue	**21.31**	21.11	27.97	**24.22**	23.83
Royalties	**2.78**	3.64	4.49	**3.80**	3.98
Operating costs	**6.70**	7.73	7.23	**7.11**	6.23
Field netback	**11.83**	9.74	16.25	**13.31**	13.62

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures were $7.9 million in the third quarter and $21.7 million for the first nine months of 2003. The majority of expenditures this year have occurred in the Seal area. During the third quarter BlackRock drilled 14 wells, including 11 horizontal wells in the Seal area and three vertical wells in Lloydminster. During the first nine months of 2003 the Company drilled a total of 41wells, comprised of 36 wells at Seal and five wells in the Lloydminster area.

The 2003 capital program has been financed from cash flow and existing working capital. As at September 30, 2003, BlackRock had working capital of $25 million and no long-term debt. The Company also has a $5 million unused line of credit.

During the third quarter, we received $3.8 million related to the sale of our Eagle Creek properties in the Lloydminster area.

During the first nine months of 2003, the Company issued 905,134 common shares as a result of the exercise of stock options, generating funds of $0.6 million.

OUTLOOK

Our focus during the foreseeable future will continue to be at Seal, where we have started development of the first block of land and commenced construction of area infrastructure. Our capital program this year will approximate $35 million. We have previously given guidance that we expect to exit 2003 with production from our conventional properties (excludes Hilda Lake) of 5,500 barrels of oil per day. Although we disposed of properties which were producing 250 barrels of oil equivalent per day in September we believe that the 5,500 figure is still achievable. For 2004, we have set an initial capital budget of $40 million and expect to exit 2004 with production volumes near 8,000 barrels per day.

Forward-Looking Statements

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

John Festival
President
November 5, 2003

BALANCE SHEETS
(unaudited)

(Cdn$ in thousands)	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and term deposits	$ 28,612	$ 34,054
Accounts receivable	7,768	4,199
Prepaid expenses	57	187
	36,437	38,440
Oil and gas properties (note 2)	62,099	49,435
Other assets	55	60
	$ 98,591	$ 87,935
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accruals	$ 11,149	$ 6,111
Provision for site restoration	1,590	1,156
Future income taxes	8,429	6,880
	21,168	14,147
Shareholders' equity		
Common shares (note 3)	81,230	80,669
Deficit	(3,807)	(6,881)
	77,423	73,788
	$ 98,591	$ 87,935

STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
(Cdn$ in thousands, except per share amounts)	2003	2002	2003	2002
Revenue				
Oil and gas	$ 7,201	$ 7,870	$ 21,039	$ 19,076
Royalties	(939)	(1,265)	(3,303)	(3,183)
	6,262	6,605	17,736	15,893
Operating expenses				
Production	2,263	2,035	6,179	4,985
General and administrative	317	315	1,284	1,045
Depletion and depreciation	2,245	1,405	5,691	4,050
	4,825	3,755	13,154	10,080
	1,437	2,850	4,582	5,813
Other income				
Interest income	209	142	714	278
Earnings before taxes	1,646	2,992	5,296	6,091
Provision for income taxes				
Current taxes	184	272	673	619
Future income taxes	581	1,081	1,549	2,237
	765	1,353	2,222	2,856
Earnings for the period	881	1,639	3,074	3,235
Deficit, beginning of period	(4,688)	(9,101)	(6,881)	(10,697)
Deficit, end of period	$ (3,807)	$ (7,462)	$ (3,807)	$ (7,462)
Earnings per share (note 5)				
Basic	$ 0.01	$ 0.02	$ 0.04	$ 0.05
Diluted	$ 0.01	$ 0.02	$ 0.04	$ 0.05

STATEMENTS OF CASH FLOWS
(unaudited)

(Cdn$ in thousands)	Three months ended September 30, 2003	2002	Nine months ended September 30, 2003	2002
Cash provided by (used in):				
Operating activities				
Earnings for the period	$ 881	$ 1,639	$ 3,074	$ 3,235
Non-cash charges to earnings				
Depletion and depreciation	2,245	1,405	5,691	4,050
Future income taxes	581	1,081	1,549	2,237
Cash flow from operations	3,707	4,125	10,314	9,522
Net change in non-cash working capital	(2,800)	711	(1,298)	(1,142)
	907	4,836	9,016	8,380
Investment activities				
Additions to oil and gas properties	(7,897)	(2,052)	(21,722)	(7,746)
Sale of oil and gas assets	3,817	505	3,817	505
Other assets	–	(2)	(11)	(6)
Net change in non-cash working capital	3,293	(156)	2,897	1,905
	(787)	(1,705)	(15,019)	(5,342)
Financing activities				
Net proceeds on issue of common shares	61	12,196	561	29,688
Increase (decrease) in cash	181	15,327	(5,442)	32,726
Cash and short-term deposits, beginning of period	28,431	19,092	34,054	1,693
Cash and short-term deposits, end of period	$ 28,612	$ 34,419	$ 28,612	$ 34,419
Supplemental disclosure:				
Cash interest received	$ 195	$ 150	$ 690	$ 271
Cash taxes paid (capital tax and Large Corporation Tax)	$ 220	$ 173	$ 648	$ 475

Notes to Financial *Statements*

(unaudited)

Nine months ended September 30, 2003

1. BASIS OF PRESENTATION

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2002. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2002 annual report.

2. OIL AND GAS PROPERTIES

(Cdn$ in thousands)	September 30, 2003	December 31, 2002
Petroleum and natural gas interests	$ 65,942	$ 46,991
Accumulated depletion and depreciation	(17,152)	(11,911)
	48,790	35,080
Hilda Lake SAGD project	13,309	14,355
	$ 62,099	$ 49,435

During the nine months ended September 30, 2003, the Company capitalized $507,000 (2002 – $492,000) of general and administrative costs related to exploration and development activity.

At September 30, 2003, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $19,860,000 (2002 - $21,284,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

COMMON SHARES	Number of shares	Amount
		(Cdn$ in thousands)
Balance, December 31, 2002	72,357,638	$ 80,669
Stock options exercised	905,134	561
Balance, September 30, 2003	**73,262,772**	**$ 81,230**

(c) Stock options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of shares	Range of exercise prices per share	Average exercise price per share
Balance, December 31, 2002	5,514,634	$ 0.57 – 2.40	$ 1.35
Granted	87,500	2.22	2.22
Exercised	(905,134)	0.57 – 0.86	0.62
Balance, September 30, 2003	**4,697,000**	**$ 0.57 – 2.40**	**$ 1.51**

(d) Stock based compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. If the Company had applied the fair value method to all stock options granted after January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	Nine months ended September 30,	
(Cdn$ in thousands, except per share amounts)	**2003**	2002
Net earnings for the period, as reported	**$ 3,074**	$ 3,235
Net earnings for the period, proforma	**2,293**	2,982
Earnings per share, as reported	**0.04**	0.05
Earnings per share, proforma	**$ 0.03**	$ 0.05

The following table sets out the weighted average assumptions used in applying the Black-Scholes model:

Fair value of options granted	$ 100,000	$ 3,005,000
Risk-free interest rate	4.50%	4.59%
Expected life (in years)	5	5
Expected volatility	0.54	0.61
Dividends per share	–	–

4. Bank Credit Facilities

As at September 30, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4 percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At September 30, 2003, there were no advances outstanding under this facility.

5. Earnings Per Share

	Nine months ended September 30, 2003	2002
Net earnings (Cdn$ in thousands)	**$ 3,074**	$ 3,235
Weighted average number of shares outstanding	**72,770,460**	64,773,608
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options	**1,826,558**	2,211,782
Basic earnings per share	**$ 0.04**	$ 0.05
Diluted earnings per share	**$ 0.04**	$ 0.05

6. Financial Instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of September 30, 2003, none of the Company's future production was hedged.

Corporate Information

DIRECTORS

Kenneth F. Williamson[2]
Chairman of BlackRock Ventures Inc.
Independent Consultant
Toronto, Ontario

C. Bruce Burton[1]
Independent Consultant
Thornhill, Ontario

John Festival
President of BlackRock Ventures Inc.
Calgary, Alberta

Victor Luhowy[1]
Independent Businessman
Calgary, Alberta

Kent J. MacIntyre[1,2]
Independent Businessman
Calgary, Alberta

Seymour Schulich[2]
Chairman
Newmont Capital Limited
Toronto, Ontario

[1] Audit Committee
[2] Governance Committee

OFFICERS

John Festival
President

Don Cook
Vice-President, Finance,
Chief Financial Officer and
Secretary

Brad Gardiner
Vice-President, Production

Timothy Kozmyk
Vice-President, Exploration

BANKERS
Canadian Western Bank
Calgary, Alberta

RESERVES ENGINEERS
Sproule Associates Limited
Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

HEAD OFFICE
#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
Website: www.blackrock-ven.com
Email: info@blackrock-ven.com

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
#600, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Inquiries about shareholdings, address changes, or lost certificates should be directed to:
Answer Line
(416) 643-5500
or toll-free throughout
North America at
1-800-387-0825
Website: www.cibcmellon.ca
Email: enquiries@cibcmellon.ca

STOCK SYMBOL
Toronto Stock Exchange – "BVI"

BLACKROCK

#400, 435 – 4 Avenue SW
Calgary, Alberta T2P 3A8
Ph: (403) 233-2253
Fax: (403) 263-0437
www.blackrock-ven.com